SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

This Form 6-K consists of Blocklisting Interim Review, filed on April 30 2014.

BLOCK LISTING SIX MONTHLY RETURN

Date: 30 April 2014

Name of applicant:		Coca-Cola HBC AG
Name of scheme:		Coca-Cola HBC's Stock Option Plan
Period of return:	From:	30 October 2013	To:	30 April 2014
Balance of unallotted securities under scheme(s) from previous return:		35,465,271
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		46,575 ordinary shares of CHF 6.70 each
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		35,418,696

Name of contact:	Jan Gustavsson - General Counsel and Company Secretary
Telephone number of contact:	+41 41 726 0137

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development